Exhibit 12.1

GENCO SHIPPING & TRADING LIMITED CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (Amounts in thousands of dollars, except ratios)
	Three Months Ended March 31,	Year Ended December 31,
	2011	2010	2009	2008		2007		2006

Earnings:
Net income	$12,171	147,409	$148,624	$86,580		$106,809		$63,522
Adjustments:
Fixed charges	21,439	73,252	63,816	58,523		31,009		10,192
Plus amortization of capitalized interest	114	452	210	51		4
Less capitalized interest	(79)	(446)	(1,864)	(5,778)		(4,350)		-

Earnings	$33,645	$220,667	$210,786	$139,376		$133,472		$73,714

Fixed Charges:
Interest expensed and capitalized interest	20,622	71,119	$62,622	$53,452		$26,725		$9,694
Amortization of deferred financing costs	778	1,977	1,038	4,915	(A)	4,128	(B)	341
Interest component of rent expense	39	156	156	156		156		157

Total fixed charges	$21,439	$73,252	$63,816	$58,523		$31,009		$10,192

Ratio of earnings to fixed charges	1.57	3.01	3.30	2.38		4.30		7.23

(A) Includes write off of deferred financing cost of $4,113 associated with the cancellation of the $320 million credit facility on November 12, 2008 and the amendment to the 2007 Credit Facility on January 26, 2009.

(B) The Company refinanced its credit facility on July 20, 2007, and this resulted in the write-off of unamortized deferred financing costs of $3,568 in the third quarter of 2007.